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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2006

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1.   Press Release of the Registrant dated June 16, 2006

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                               IUSACELL ANNOUNCES

    MEXICO CITY, June 16 /PRNewswire/ -- Grupo Iusacell, S.A. de C.V. [BMV: CEL] ("Iusacell") announced today that in accordance with its outstanding U.S.$350 million 14.25% notes due 2006 (the "Existing 06 Notes") it has accepted all the tenders submitted by holders of Existing 06 Notes and related consents granted to execute its plan of reorganization in Mexico in the context of the exchange offer and consent solicitation relating to such notes, which was launched on April 18, 2006 and expired on June 1, 2006. Final confirmation of the tender and consent documentation will be done by Iusacell's advisors.

    THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, MEXICO OR IN ANY OTHER JURISDICTION, AND NONE OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER, IF CONSUMMATED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services. Additional information is available at www.iusacell.com

    Legal Disclaimer

    Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             06/16/2006
    /CONTACT: Investors, Jose Luis Riera K., Chief Financial Officer, 5255-5109-5927, or J. Victor Ferrer, Finance Manager, 5255-5109-5273,
vferrer@iusacell.com.mx, both of Grupo Iusacell/
    /Web site:  http://www.iusacell.com /

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: June 16, 2006
                                                    /s/ Fernando Cabrera
                                                    ----------------------------
                                            Name:   Fernando Cabrera
                                            Title:  Attorney in fact


                                                    /s/ Jose Luis Riera
                                                    ----------------------------
                                            Name:   Jose Luis Riera
                                            Title:  Attorney in fact

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